Filing by Invesco Dynamic Credit Opportunity Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Invesco Dynamic Credit Opportunities Fund (SEC File No. 811-22043)

Press Release For immediate release

Invesco Advisers Announces Payment of Dividend, Date of Upcoming Reorganization, Date of Ceasing of Trading and Related Matters for Invesco Dynamic Credit Opportunities Fund

Contact: Jeaneen Terrio Jeaneen.Terrio@invesco.com 212-278-9205

ATLANTA, October 22, 2021 –

PAYMENT OF DIVIDEND
EX-DATE 10/13/21	RECORD DATE 10/14/21	REINVEST DATE 10/22/21	PAYABLE DATE 10/22/21
Name of Closed-End Management Investment Company	Ticker	Dividend Amount Per Share (monthly)	Change From Prior Distribution
Invesco Dynamic Credit Opportunities Fund	VTA	$0.0750[1]	-

Effective October 1, 2020, the Board of Trustees (the “Board”) of Invesco Dynamic Credit Opportunities Fund (the “Fund”) (NYSE: VTA) approved a Managed Distribution Plan (the “Plan”), whereby the Fund pays its monthly dividend to common shareholders at a stated fixed monthly distribution amount of $0.075 per share.  The Plan is intended to provide shareholders with a consistent, but not guaranteed, periodic cash payment from the Fund, regardless of when or whether income is earned, or capital gains are realized.  If the Fund’s investment income is not sufficient to cover the Fund’s intended monthly distribution, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution level under its Plan.

The following tables set forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the sources indicated.  You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Plan. All amounts are expressed per common share.  The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution is estimated to be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” The amounts and sources of distributions reported in the 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend on the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send shareholders

1 A portion of this distribution is estimated to be from a return of capital rather than net income.  The 19(a) Notice referenced below provides more information and can be found on the Invesco website at www.invesco.com.

a Form 1099-DIV for the calendar year that will tell them how to report these distributions for federal income tax purposes.

October 2021
Net Investment Income		Net Realized Capital Gains		Return of Principal (or Other Capital Source)		Total Current Distribution (common share)
Per Share Amount	% of Current Distribution	Per Share Amount	% of Current Distribution	Per Share Amount	% of Current Distribution
$0.0750	100.00%	$0.0000	0.00%	$0.0000	0.00%	$0.0750

CUMULATIVE FISCAL YEAR-TO-DATE (YTD) September 30, 2021*
Net Investment Income		Net Realized Capital Gains		Return of Principal (or Other Capital Source)		Total FYTD Distribution (common share)
Per Share Amount	% of 2021 Distribution	Per Share Amount	% of 2021 Distribution	Per Share Amount	% of 2021 Distribution
$0.3854	73.41%	$0.0000	0.00%	$0.1396	26.59%	$0.4500

* Form 1099-DIV for the calendar year will report distributions for federal income tax purposes.  The Fund’s annual report to shareholders will include information regarding the tax character of Fund distributions for the fiscal year.  The final determination of the source and tax characteristics of all distributions in 2021 will be made after the end of the year.

The monthly distributions are based on estimates and terms of the Fund's Plan. Monthly distribution amounts may vary from these estimates based on a multitude of factors.  Changes in portfolio and market conditions may cause deviations from estimates.  These estimates should not be taken as indication of a Fund’s earnings and performance.   The actual amounts and its sources may be subject to additional adjustments and will be reported after year end.

The Fund's Performance and Distribution Rate Information disclosed in the table below is based on the Fund's net asset value per share (“NAV”). Shareholders should take note of the relationship between the Fiscal Year-to-date Cumulative Total Return with the Fund's Cumulative Distribution Rate and the Average Annual Total Return with the Fund's Current Annualized Distribution Rate. The Fund's NAV is calculated as the total market value of all the securities and other assets held by the Fund minus the total liabilities, divided by the total number of shares outstanding. NAV performance may be indicative of a Fund's investment performance.  The value of a shareholder's investment in the Fund is determined by the Fund's market price, which is based on the supply and demand for the Fund's shares in the open market.

Fund’s Performance and Distribution Rate Information:

Fiscal Year-to-date March 1, 2021 to September 30, 2021			Five-year period ending September 30, 2021
FYTD Cumulative Total Return [1]	Cumulative Distribution Rate [2]	Current Annualized Distribution Rate [3]	Average Annual Total Return [4]
8.42%	4.22%	7.24%	7.44%

1 Fiscal year-to-date Cumulative Total Return assumes reinvestment of distributions.  This is calculated as the percentage change in the Fund’s NAV over the fiscal year-to-date time period including distributions paid and reinvested.

2 Cumulative Distribution Rate for the Fund’s current fiscal period (March 1, 2021 through September 30, 2021) is calculated as the dollar value of distributions in the fiscal year-to-date period as a percentage of the Fund’s NAV as of September 30, 2021.

3 The Current Annualized Distribution Rate is the current fiscal period’s distribution rate annualized as a percentage of the Fund’s NAV as of September 30, 2021.

4 Average Annual Total Return represents the compound average of the annual NAV Total Returns of the Fund for the five-year period ending September 30, 2021.  Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and reinvested.

In order to comply with the requirements of Section 19 of the Investment Company Act of 1940, the Fund will provide its shareholders of record on the record date with a 19(a) Notice disclosing the sources of its dividend payment when a distribution includes anything other than net investment income. The Plan will be subject to periodic review by the Board, and the Board may terminate or amend the terms of its Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of the Fund’s Plan could have an adverse effect on the market price of such Fund’s common shares. The amount of dividends paid by the Fund may vary from time to time.  Past amounts of dividends are no guarantee of future dividend payment amounts.

UPCOMING REORGANIZATION AND CEASING OF TRADING

As previously announced, at the Annual Meeting of Shareholders of the Fund held on September 3, 2021, Fund shareholders approved a proposal to reorganize (the “Reorganization”) the Fund into a newly created closed-end interval fund (the “Interval Fund”).  The Interval Fund will offer four classes of shares (Class A, Class AX, Class R6 and Class Y) and will provide liquidity to shareholders in the form of quarterly repurchase offers. The Interval Fund will be managed with the same investment objective and similar investment strategy as the Fund, all as described in the proxy statement/prospectus, which has been filed publicly. Shareholders should read the proxy/statement prospectus as it contains important information about the Reorganization and the Interval Fund.

It is currently expected that the closing of the Reorganization will occur effective on the open of business on Monday, November 1, 2021, subject to the satisfaction of applicable regulatory requirements and customary closing conditions. To facilitate the Reorganization, common shares of the Fund will delist and cease trading on the New York Stock Exchange as of market close on Thursday, October 28, 2021. On Monday, November 1, 2021, common shareholders remaining in the Fund as of the market close on Thursday, October 28, 2021 will become shareholders of the Interval Fund in the Reorganization and will hold the Interval Fund. Common shareholders of the Fund who become shareholders of the Interval Fund will receive newly issued Class AX shares of the Interval Fund priced daily at the Interval Fund’s NAV.

The Interval Fund expects its initial repurchase offer to commence in the first quarter of 2022. As a result, common shareholders of the Fund remaining in the Fund as of the market close on Thursday, October 28, 2021 who become shareholders of the Interval Fund will first have an opportunity to redeem their Interval Fund shares in the first quarter of 2022 at the current NAV per share.  The Plan described above will terminate as of market close on Thursday, October 28, 2021.  The Interval Fund does not have a managed distribution plan.

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For more information, call 1-800-341-2929.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including the Fund.

Where to find additional information
In connection with the Reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety because it contains important information regarding the Fund, the Interval Fund, the Reorganization, the Board’s considerations in recommending the Reorganization, and related matters. Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by the Fund or the Interval Fund with the SEC, including the Fund’s most recent annual report to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Invesco website at invesco.com/us, writing to the Fund at 1555 Peachtree Street, N.E., Atlanta, GA 30309, or calling 1- 800-341-2929.

About Invesco Ltd.
Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.5 trillion in assets on behalf of clients worldwide as of June 30, 2021.

Invesco Distributors, Inc. is the U.S. distributor for Invesco’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is an indirect, wholly owned subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT l  NOT FDIC INSURED  l  NOT GUARANTEED BY THE BANK  |  MAY LOSE VALUE  |  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

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